UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Capital Trust, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

14052H506

(CUSIP Number)

Randall Rothschild

The Blackstone Group L.P.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Brian M. Stadler, Esq.

Patrick J. Naughton, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14052H506

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

†	The calculation of the foregoing percentage is based on 24,205,573 shares of Common Stock (as defined below) outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 of Capital Trust, Inc. as filed with the Securities and Exchange Commission on November 14, 2012, plus the 5,000,000 shares of Common Stock purchased by Blackstone Holdings III L.P. as described in Item 6 of this Schedule 13D.

CUSIP No. 14052H506

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

†	The calculation of the foregoing percentage is based on 24,205,573 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 of Capital Trust, Inc. as filed with the Securities and Exchange Commission on November 14, 2012, plus the 5,000,000 shares of Common Stock purchased by Blackstone Holdings III L.P. as described in Item 6 of this Schedule 13D.

CUSIP No. 14052H506

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

†	The calculation of the foregoing percentage is based on 24,205,573 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 of Capital Trust, Inc. as filed with the Securities and Exchange Commission on November 14, 2012, plus the 5,000,000 shares of Common Stock purchased by Blackstone Holdings III L.P. as described in Item 6 of this Schedule 13D.

CUSIP No. 14052H506

1	NAMES OF REPORTING PERSONS THE BLACKSTONE GROUP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

†	The calculation of the foregoing percentage is based on 24,205,573 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 of Capital Trust, Inc. as filed with the Securities and Exchange Commission on November 14, 2012, plus the 5,000,000 shares of Common Stock purchased by Blackstone Holdings III L.P. as described in Item 6 of this Schedule 13D.

CUSIP No. 14052H506

1	NAMES OF REPORTING PERSONS BLACKSTONE GROUP MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

†	The calculation of the foregoing percentage is based on 24,205,573 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 of Capital Trust, Inc. as filed with the Securities and Exchange Commission on November 14, 2012, plus the 5,000,000 shares of Common Stock purchased by Blackstone Holdings III L.P. as described in Item 6 of this Schedule 13D.

CUSIP No. 14052H506

1	NAMES OF REPORTING PERSONS STEPHEN A. SCHWARZMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%†
14	TYPE OF REPORTING PERSON (See Instructions) IN

†	The calculation of the foregoing percentage is based on 24,205,573 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 of Capital Trust, Inc. as filed with the Securities and Exchange Commission on November 14, 2012, plus the 5,000,000 shares of Common Stock purchased by Blackstone Holdings III L.P. as described in Item 6 of this Schedule 13D.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the class A common stock, par value $0.01 per share (the “Common Stock”), of Capital Trust, Inc., a Maryland corporation (the “Issuer”), having its principal executive offices at 410 Park Avenue, 14th Floor, New York, NY 10022.

Item 2.	Identity and Background.

(a) – (b) This Schedule 13D is being filed by:

•

(i) Blackstone Holdings III L.P., a Delaware limited partnership (“Blackstone Holdings III”), (ii) Blackstone Holdings III GP L.P., a Delaware limited partnership, (iii) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company, (iv) The Blackstone Group L.P., a Delaware limited partnership (“Blackstone”), and (v) Blackstone Group Management L.L.C., a Delaware limited liability company (collectively, the “ Blackstone Entities”); and

•	Stephen A. Schwarzman, who is a United States citizen.

The principal business address of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154.

(c) The principal business of Blackstone Holdings III is performing the functions of, and serving as, the managing member (or similar position) and member or equity holder in various affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the managing member of Blackstone Holdings III GP Management L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 5,000,000 shares of Common Stock purchased by Blackstone Holdings III as described in Item 6 of this Schedule 13D was $10,000,000.

Blackstone Holdings III’s payment of the aggregate purchase price was funded by cash on hand.

Item 4.	Purpose of Transaction.

The shares of Common Stock held by Blackstone Holdings III were acquired as described in Item 6. Blackstone Holdings III currently holds such shares for investment purposes, subject to the following.

The Reporting Persons intend to review on a continuing basis Blackstone Holdings III’s investment in the Issuer. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the board of directors of the Issuer, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors with a view to maximizing stockholder value. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

In connection with the purchase of the Issuer’s Common Stock pursuant to the Purchase Agreement and the Assignment Agreement (each as defined below), Blackstone Holdings III was granted the right to designate two individuals for election to the Issuer’s board of directors, one of whom will be appointed as chairman of the board of directors of the Issuer. In addition, the Issuer is, subject to the Maryland General Corporation Law and the rules of the New York Stock Exchange, required to ensure that the board of directors has no more than 8 directors unless Blackstone Holdings III agrees to such increase in writing. Blackstone Holdings III also has the right to proportionate representation on any committees of the board of directors of the Issuer. These rights and obligations will last as long as the Blackstone Entities or their affiliates collectively beneficially own at least 50% of the Common Stock issued to the Blackstone Entities pursuant to the Purchase Agreement (i.e., the 5,000,000 shares of Common Stock purchased by Blackstone Holdings III as described in Item 6 of this Schedule 13D, as adjusted for certain stock splits, reverse stock splits or any other similar events). As of the closing of the transactions contemplated by the Purchase Agreement (the “Closing”),

John G. Schreiber and Michael B. Nash were appointed to serve on the board of directors of the Issuer (with John G. Schreiber appointed to serve as the chairman of the board) and in such capacities, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

In addition, in connection with the Closing, an affiliate of the Blackstone Entities entered into a management agreement (the “Management Agreement”) with the Issuer pursuant to which such affiliate entity, BREDS / CT Advisors L.L.C., agreed to manage the day-to-day operations and activities and certain strategic and other plans and proposals of the Issuer. BREDS / CT Advisors L.L.C., in its capacity as manager, may have direct or indirect influence over such corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Item 4 of Schedule 13D, including with regards to certain of its affiliates and employees pursuant to the Management Agreement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions and, in connection therewith, may discuss, evaluate and/or pursue any such transactions with advisors, the Issuer or other persons.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The following disclosure assumes that there were 24,205,573 shares of Common Stock of the Issuer outstanding as of November 9, 2012 which number is based on information set forth in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2012, plus the 5,000,000 shares of Common Stock purchased by Blackstone Holdings III as described in Item 6 of this Schedule 13D.

As of the date hereof, Blackstone Holdings III directly holds 5,000,000 shares of Common Stock.

Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. The Blackstone Group L.P. is the managing member of Blackstone Holdings III GP Management L.L.C. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Blackstone Group Management L.L.C. is wholly owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone Entities and Mr. Schwarzman may be deemed to beneficially own the shares of Common Stock beneficially owned by Blackstone Holdings III.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Blackstone Holdings III, which directly holds the shares of Common Stock reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth herein, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in this Item 6 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

On December 19, 2012 (the “Closing Date”), pursuant to the previously announced purchase and sale agreement, dated September 27, 2012 (the “Purchase Agreement”), by and between the Issuer and Huskies Acquisition LLC (the “Purchaser”), an affiliate of The Blackstone Group L.P., and the Assignment Agreement, dated as of the Closing Date (the “Assignment Agreement”), by and among the Issuer, the Purchaser and Blackstone Holdings III, the Issuer completed (i) the disposition of its investment management and special servicing business, including CT Investment Management Co., LLC (“CTIMCO”) and related private investment fund co-investments for a purchase price of $21,424,028 to the Purchaser and Blackstone Holdings III, and (ii) the sale to Blackstone Holdings III of the 5,000,000 shares of Common Stock for a purchase price of $10,000,000.

As part of a program designed by the Issuer to provide incentive compensation relating to carried interest distributions the Issuer earns from its investment funds, CT Opportunity Partners I, LP (“CTOPI”) and CT Legacy REIT Mezz Borrower, Inc. (“CT Legacy REIT”), the Issuer had created an award arrangement pursuant to which the Issuer’s compensation committee has previously awarded, and may in the future award, long-term cash-based performance awards that represent derivative interests in such carried interest distributions. In connection with the purchase by Purchaser of the Issuer’s investment management business pursuant to the Purchase Agreement, management of CTOPI was transferred to affiliates of Purchaser at Closing; however, under the terms of the Purchase Agreement, the Issuer retained the rights to the aforementioned carried interest distributions following Closing, subject to the right of Purchaser to instruct the Issuer to award certain persons as directed by Purchaser, including employees of the Blackstone Entities or affiliated entities, performance awards in respect of the unallocated and/or forfeited portions of the award pool (which unallocated portions represented at the Closing approximately 7.5% of the 45% of the CTOPI carried interest and 16.5% of the 6.75% of the CT Legacy REIT recovery pool, respectively, allocated to the award pool).

Pursuant to the terms of the Purchase Agreement, on the Closing Date, the Issuer entered into the Management Agreement with an affiliate of the Blackstone Entities, as described in Item 4 of this Schedule 13D, and a registration rights agreement with Blackstone Holdings III (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, on and after December 19, 2013, Blackstone Holdings III may require the Issuer to prepare and file a shelf registration statement relating to the resale by Blackstone Holdings III of the shares of Common Stock purchased as described in this Item 6 and under certain circumstances may require the Issuer to file up to four resale registration statements on demand and provide “piggyback” registration rights with respect to resale of such shares of Common Stock.

The descriptions of the Purchase Agreement and related Assignment Agreement, the Management Agreement and the Registration Rights Agreement contained in Item 4 and this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement dated December 21, 2012 among the Reporting Persons (filed herewith).

2.	Purchase and Sale Agreement, dated September 27, 2012, by and between the Issuer and Huskies Acquisition LLC (filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on October 3, 2012 and incorporated herein by reference).

3.	Registration Rights Agreement, dated as of December 19, 2012, by and between the Issuer and Blackstone Holdings III (filed as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on December 21, 2012 and incorporated herein by reference).

4.	Management Agreement by and between Issuer and BREDS / CT Advisors L.L.C., dated December 19, 2012 (filed as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on December 21, 2012 and incorporated herein by reference).

5.	Assignment Agreement by and among Huskies Acquisition LLC, Blackstone Holdings III and the Issuer, dated December 19, 2012 (filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on December 21, 2012 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2012

BLACKSTONE HOLDINGS III L.P.

By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP L.P.

By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

/s/ STEPHEN A. SCHWARZMAN
STEPHEN A. SCHWARZMAN